                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               Media Source, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58445E100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Danniel Stevens
                        Stevens Financial Group, L.L.C.
                        3333 Warrenville Road, Suite 200
                             Lisle, Illinois 60532

                                with a copy to:

                               Jeffrey M. Weiner
                               Piper Rudnick LLP
                     1999 Avenue of the Stars, Fourth Floor
                       Los Angeles, California 90067-6022
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 19, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /





                               Page 1 of 4 Pages

CUSIP NO. 58445E100                     13D                   Page 2 of 4 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                     Stevens Financial Group, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                      N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                             0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                             16,600
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                             0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                             16,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             16,600
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.1
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                       OO (limited liability company)
--------------------------------------------------------------------------------




                               Page 2 of 4 Pages

This Amendment No. 1 to Schedule 13D amends and restates in its entirety Items 4, 5 and 6 to the Schedule 13D previously filed with the Securities and Exchange Commission (the "Original Filing").

ITEM 4.     PURPOSE OF TRANSACTION.

         As described in the Original Filing, on January 10, 2003, Stevens Financial Group, L.L.C. ("Stevens") proposed to purchase all of the outstanding shares of the Issuer for $30.00 a share or approximately $9.7 million (the "Proposal"), a copy of which was attached as Exhibit A to the Original Filing. In May 2003, the Issuer and certain stockholders and members of management of the Issuer filed a Schedule 13E-3 with the Securities and Exchange Commission (the "Commission") relating to a $24 per share "going-private" transaction proposed by such parties (the "13E-3"). Since making the Proposal, Stevens has communicated with the Issuer regarding the Proposal and the transaction described in the Schedule 13E-3. Stevens recognized that its Proposal could not be accomplished when Mr. Davis took the position that his group would not sell its shares to, or enter into any agreement with, Stevens. Stevens believes the proposed 13E-3 transaction is not in the interest of the Issuer's stockholders and that the $24 price is inadequate. Stevens intends to vote against and otherwise object to the transaction.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Moton is the direct beneficial owner of 16,600 shares of Stock, which constitutes approximately 5.1% of the outstanding shares of the Stock. Stevens may be deemed to share beneficial ownership of these shares with Mr. Moton by reason of the understanding described in Item 6 and because Stevens may be deemed a member of a group with Mr. Moton.

         (b) Mr. Moton may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of 16,600 shares of Stock. Stevens may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of such 16,600 shares of Stock.

         (c) During the past 60 days, neither Mr. Moton nor Stevens has purchased any shares of Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Stevens has an understanding with Mr. Moton pursuant to which Stevens has voting and dispositive power over the Stock owned by Mr. Moton. This voting and dispositive power can be revoked at any time by Mr. Moton.






                                Page 3 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 20, 2003                   STEVENS FINANCIAL GROUP, L.L.C.



                                        By:      /s/  Danniel Stevens
                                           ----------------------------------
                                             Name:  Danniel Stevens
                                             Title:  Managing Member







                                Page 4 of 4 Pages